UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VALLEY FORGE COMPOSITE TECHNOLOGIES, INC.
(Name of Issuer)

Class A Warrants
(Title of Class of Securities)

N/A
(CUSIP Number)

Coast To Coast Equity Group, Inc.
9040 Town Center Parkway
Sarasota, FL34202
(941) 351-4543
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2007
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Coast To Coast Equity Group, Inc.
________________________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
________________________________________________________________________________

3. SEC Use Only
________________________________________________________________________________

4. Source of Funds (See Instructions) OO
________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________

6. Citizenship or Place of Organization: FL
________________________________________________________________________________

Number of Shares Beneficially Owned with:

7. Sole Voting Power: 3,000,000

8. Shared Voting Power: 0

9. Sole Dispositive Power: 3,000,000

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,000,000
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
________________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 6.1%
________________________________________________________________________________

14. Type of Reporting Person (See Instructions): CO
________________________________________________________________________________

The Reporting Person identified on pages 2 through 5 to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Reporting Person’s Class A Warrants to purchase 3,000,000 shares of the common stock, $.001 par value per share (the "Common Stock"), of Valley Forge Composite Technologies, Inc., a Florida corporation (the "Issuer"). As of the date of this filing, the Issuer's principal executive office was located at 50 E. River Center Boulevard, Suite 820, Covington, Kentucky41011.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Coast To Coast Equity Group, Inc., a Florida corporation headquartered at 9040 Town Center Parkway, Bradenton, Florida 34202 (the "Reporting Person"). The primary business of the Reporting Person is to provide financial consulting services.

The Reporting Person has not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 6, 2006, the Reporting Person entered into a Consulting Agreement, a Warrant Agreement, and a Registration Rights Agreement with the Issuer simultaneously with the share exchange entered into between a shell company, Quetzal Capital 1, Inc., and Valley Forge Composite Technologies, Inc. (the “Valley Forge Transaction”). The Consulting Agreement, the Warrant Agreement, and the Registration Rights Agreement are incorporated by reference and are attached as exhibits to the Issuer’s Form 8-K filed on July 11, 2006 to report the Valley Forge Transaction.

Pursuant to the Consulting Agreement, the Reporting Person is entitled to 3,000,000 warrants (the “Class A warrants”) to purchase 3,000,000 shares of the Issuer’s $0.001 par value common stock in exchange for consulting services. The Class A warrants were earned on July 6, 2006 but were not exercisable until certain dollar per share thresholds had been achieved for the market price of a share of the Issuer’s common stock. The Warrant Agreement describes the mechanism by which the warrants may be exercised and provides that the warrant holder may opt to exercise the warrants and not be required to pay cash to the Issuer for the underlying common stock if the market price exceeds the strike price when the warrant is exercised. The Registration Rights Agreement requires the Issuer to register the common stock underlying the warrants. The Class A warrants and the common stock underlying the warrants were registered on Form SB-2, which was declared effective on May 14, 2007. A trading market, and the Reporting Person’s obligation to file Schedule 13D, did not occur until July 20, 2007, because the Class A warrants were not exercisable before such date, and the attribution of beneficial ownership of underlying voting securities applies only "if that person has the right to acquire beneficial ownership of such security . . . within 60 days." SEC Rule 13d-3(d)(1)(i).

Coast To Coast Equity Group, Inc. is equally owned by Charles J. Scimeca, Tony N. Frudakis, and George Frudakis. Each of these persons also individually owns approximately 1,666,666.6 shares of the Issuer’s common stock.

ITEM 4. PURPOSE OF THE TRANSACTION

The purpose of the Consulting Agreement is to provide the Issuer with advice on obtaining capital financing and access to capital markets as well as to provide investor relations services. In exchange for its services, the Reporting Person is compensated with Class A warrants to purchase the Issuer’s $0.001 par value common stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of May 15, 2007, the Issuer had 46,296,500 shares outstanding. With the addition of 3,000,000 shares of common stock underlying the Class A warrants, the Reporting Person is deemed to have beneficial ownership of 6.1% of the Issuer’s common stock of the Issuer. The three shareholders of the Reporting Person, Tony N. Frudakis, George Frudakis, and Charles J. Scimeca, each directly own an additional 1,666,666.6 shares of the Issuer. Charles J. Scimeca is selling shares of his directly owned common stock and may sell up to one percent (492,965 shares) of the Issuer’s common stock during the 90 day period commencing July 20, 2007.

(b) As of July 20, 2007, Tony N. Frudakis, George Frudakis, and Charles J. Scimeca, or any combination of two or more of them, had shared dispositive power to direct the disposition of at least 12.8% of the shares of the Issuer through their control of the Reporting Person and including the common stock of the Issuer directly owned by two of them combined. Tony N. Frudakis, George Frudakis, and Charles J. Scimeca are U.S. citizens.

Tony N. Frudakis is primarily employed as the chief scientific officer of DNAPrint genomics, Inc., a company headquartered at 900 Cocoanut Avenue, Sarasota, Florida 34236.

Charles J. Scimeca is engaged in various businesses. He is a licensed real estate and mortgage broker in Florida and is frequently engaged by companies to provide investor relations and business consulting services. Charles J. Scimeca provides real estate and mortgage services under his individual name and under Coast To Coast Realty Group, which have an address of 9040 Town Center Parkway, Bradenton, Florida 34202. Mr. Scimeca is the president and one-third shareholder of Coast To Coast Equity Group, Inc., a Florida corporation. Through Coast To Coast Equity Group, Inc., Mr. Scimeca provides investor relations and business consulting services. Coast To Coast Equity Group, Inc. has an address of 9040 Town Center Parkway, Bradenton, Florida 34202.

George Frudakis is primarily engaged in real property development as a general contractor in the construction industry. He does business under the names Florida West and GAFF. His business address is 7935 213th Street East, Bradenton, Florida 34202.

Neither Tony N. Frudakis, George Frudakis, nor Charles J. Scimeca have, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Charles J. Scimeca placed for sale up to 492,965 of his directly owned shares of the Issuer’s common stock. The first purchase of Mr. Scimeca’s offer to sell occurred on or about July 20, 2007.

(d) The Reporting Person has, in the aggregate with at least two of its shareholders, the collective ability to: a) vote 12.8% of the common stock of the Issuer; b) direct the disposition of the proceeds from any such sales of the common stock of the Issuer; and c) direct the disposition of any dividends received from their collective 12.8% (approximately) interest in the Issuer. The Reporting Person’s shareholders are Charles J. Scimeca, Tony N. Frudakis, and George Frudakis.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On July 6, 2006, the Reporting Person entered into a Registration Rights Agreement with the Issuer in connection with the Valley Forge Transaction. The Registration Rights Agreement is attached to the Form 8-K filed by the Issuer on July 11, 2006, and is incorporated in its entirety herein by reference. Also on July 6, 2006, the Reporting Person entered into a Consulting Agreement and a Warrant Agreement with the Issuer. These transactions are disclosed on the Form 8-K filed by the Issuer on July 11, 2006 and are incorporated in this Schedule 13D by reference.

On August 11, 2006, the Company issued a convertible debenture to the Reporting Person in the amount of $42,000 in exchange for cash received. This debenture matures upon the earlier of twelve months from the date of the closing of the merger between the Issuer and the Reporting Person, which occurred on July 6, 2006, or upon the date of an “event of default” which would include any proceedings by the Issuer to seek protection due to insolvency. The stated interest rate is 4% per annum. The amounts due may be paid in cash or, upon mutual agreement of the parties, cash equivalents including but not limited to payment in the form of the Issuer’s common stock valued at $1.00 per share; or upon mutual agreement of the parties, The Reporting Person may apply amounts due toward the cash exercise of the 3,000,000 Class A warrants granted to the Reporting Person as stated in detail within the Consulting Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Form 8-K filed July 11, 2006 by Valley Forge Composite Technologies, Inc. (1)

(1) Incorporated by reference

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2007

By: /s/ Charles J. Scimeca
Charles J. Scimeca

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).